[Umpqua Holdings Corporation Letterhead]

April 24, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Sharon Blume and Babette Cooper

100 F Street, N.E.

Washington, DC 20549

This letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission by letter dated April 12, 2012 with respect to the Form 10-K for the period ending December 31, 2011 (the “2011 10-K”), which was filed February 17, 2012 by Umpqua Holdings Corporation (“we”, “us” or the “Company”). The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated in bold print for convenience.

1.       We note you present the non-GAAP measures “Core net interest income – tax equivalent basis” and “Core net interest margin – consolidated.” Please revise your future filings to change the name of your non-GAAP measures to more accurately reflect their content. In this regard, the use of the word “core” implies you are referring to your most central or essential operations. Excluding items related to credit quality from interest income implies that credit costs are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps including the elimination of the use of the word "core" in its entirety in the title.

We acknowledge the Staff’s comment and confirm the Company will present the above referenced non-GAAP measure under the revised headings “Adjusted net interest income – tax equivalent basis” and “Adjusted net interest margin – consolidated” in future filings, beginning with our March 31, 2012 Form 10-Q.

2.       We note your disclosure stating, “[i]n evaluating concessions made during the year, the Company frequently obtained adequate compensation for concessions made. As a result, few loans qualified as troubled debt restructurings under the new definitions…” Please describe for us the types of adequate compensation you received and tell us the specific factors you considered when determining the compensation was adequate. In addition, quantify the dollar amount of loans for which concessions were made during the year that you did not classify as troubled debt restructurings because you received adequate compensation for the concessions made.

When a borrower experiencing financial difficulties requests a loan modification, the terms requested are evaluated against what compensation will be required for the modification to occur. We follow prudent underwriting standards, and measure the borrower’s capacity to repay based on current operating statements; cash flow generated vs. current debt service requirements; liquidity levels; surplus cash flows generated by the guarantors and/or collateral values based on current appraisals. The compensation can be any one or a combination of the following:

•         additional collateral

•         additional guarantor(s)

•         pre-funded payment reserves

•         shortened amortization

•         principal paydown

•         adjustment to or above current market interest rate

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All loan officers have been trained to evaluate, at the time of extension or modification, whether the requested terms would require a troubled debt restructuring designation and clearly document as such in our internal Credit Approval request document. All modifications for borrowers experiencing financial difficulty are recommended by a loan officer and reviewed by at least one, and in most cases, several credit officers. In addition, our Credit Review department reviews loans for proper troubled debt restructure treatment. A troubled debt restructuring designation is required if it is determined that the compensation granted does not outweigh the modification in terms requested. In order to ensure all loans that qualify for troubled debt restructuring status are designated properly, the ultimate approval authority for all troubled debt restructurings rests solely with the Chief Credit Officer. We have had no disagreements with bank examiners over troubled debt restructuring designations. Determination of adequate compensation for a loan modification is made on a loan-by-loan basis. In each case, the significance of the borrower’s requested modification is compared to the level of compensation to be received. While there is no specific formula for establishing whether the compensation received offsets the concessions granted, we believe adequate compensation has been received if we can reasonably make the case that we are in a stronger overall position after the modification is granted. For example, in exchange for allowing an interest-only period at a reduced interest rate, we may require the pledge of additional collateral and/or impose an accelerated amortization schedule upon expiration of the interest only period, to ensure the loan is fully repaid within its original terms. Another example could be requiring an additional material guarantor to offset a collateral shortfall. These situations are considered based on the unique individual circumstances of each borrower. If there is any reasonable doubt about whether we have received adequate compensation, we either designate the loan as a troubled debt restructuring or, more frequently, elect not to grant the modification and move to exercise our legal rights and remedies.

We initially monitor and manage all modifications on a loan-by-loan basis and once they are determined not to be a troubled debt restructuring, we do not have a policy of further tracking modified loans for which adequate compensation was received for concessions. However, during 2011, we modified (exclusive of short-term modifications of 120 days or less) loans with a combined principal balance of $169.1 million, having a risk rating of special mention or worse, that we did not classify as troubled debt restructurings because adequate compensation for the concessions was received. This determination was made after a thorough analysis of the borrower’s ability to repay the loan based on current financial and operating statements, an analysis of global debt service capacity, and overall secondary support offered by the guarantors in the form of liquidity and surplus cash flow and collateral values based on current appraisals.

In connection with responding to your comments the company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the
  Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses fully address the Staff’s comments. If you have any questions about these responses, please contact Ronald Farnsworth at (503) 727-4108.

Respectfully,

/s/ Ronald L. Farnsworth

Ronald L. Farnsworth

Executive Vice President/Chief Financial Officer and

Principal Financial Officer

Umpqua Holdings Corporation

April 24, 2012

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